

Mail Stop 4631

November 25, 2009

via U.S. mail and facsimile

Darryl R. Halbert, CFO
CompX International Inc.
5430 LBJ Freeway, Suite 1700
Three Lincoln Centre
Dallas, Texas 75240-2697

        RE: CompX International Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed February 26, 2009
                Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,
                June 30, 2009, and September 30, 2009
                File No. 1-13905

Dear Mr. Halbert:

       We have reviewed your response letter dated November 20, 2009, and have the following additional comment. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 10.1 and 10.10

1. We reviewed the response to prior comment 12 and are unable to concur. As noted previously, there is no provision in Item 601(b)(10) of Regulation S-K for excluding schedules or similar attachments. While we note that your exhibit list states that you will furnish schedules and attachments upon request for each of these exhibits, please be aware that this provision only applies to exhibits filed under Item 601(b)(2) of Regulation S-K (plans of acquisition, reorganization, <u>etc.</u>), and not to material contracts filed under Item 601(b)(10). Further, Rule 12b-31, which you cite in your response, relates to the omission of substantially identical documents and requires the filing of a schedule identifying the other documents omitted and setting forth the material details in which the documents differ from the document of which a copy is

filed. It does not pertain to the exclusion of schedules and attachments to documents filed as exhibits. Please refile the captioned exhibits, with all schedules and exhibits attached, in your next Exchange Act filing.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Edward M. Kelly, Senior Counsel at (202) 551-3728, or in his absence, Pamela A. Long, Assistant Director, at (202) 551-3765.

Sincerely,

Terence O'Brien
Accounting Branch Chief